EXHIBIT 99.1

TRX Gold Advances Mill Expansion to Increase Gold Production

New Ball Mill Arrived on Site

TORONTO, Oct. 02, 2023 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TNX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce that the new 1,000 tonne per day (“tpd”) capacity ball mill has arrived on site at the Buckreef Gold Project (“Buckreef Gold”). Over the last few months, technical teams on site have commenced preparatory works in anticipation of receiving key equipment for this mill expansion. Targeting an expected commercial production delivery date in the second half of fiscal 2024, TRX Gold’s management team is on track and on budget towards delivering its third mill expansion within a 24-month period.

Mill expansion highlights:

  Significant increase in gold production: The mill expansion is expected to increase processing capacity from 1,000 tpd to 2,000 tpd, and on an average annual basis, increase ore throughput from 75% to 100%. The near doubling of milling capacity is expected to enable Buckreef Gold to increase gold production beyond the Company’s fiscal 2023 annual guidance of 20,000-25,000 ounces of gold.
  Expansion is fully funded: The capital expenditures required for the expanded 2,000+ tpd processing plant are estimated to be approximately US$6.0 million. The mill expansion is expected to be funded from a combination of existing cash resources, cash flow from operations, ore stockpiles, gold forward sales and bank financing. Buckreef Gold is currently in advanced discussions with Tanzanian banks for both operating and term loan facilities. The management team continues to demonstrate superior capital management capabilities, internally funding growth activities in a high cost of capital market.
  A proven milling process: The newly expanded mill is expected to process both oxide and sulphide ore from the Buckreef Gold deposit. As previously outlined in the June 15, 2023 press release, following a bulk sample test of 6,500 tonnes of sulphide ore, and the continued processing of sulphide ore from current operations, the deposit’s overall metallurgy allows the milling operation to benefit from a simple, straightforward flowsheet consisting of crushing, grinding, and carbon in leach. This allows for operational flexibility and advantageous mine planning. As part of the mill expansion, the crushing circuit will also be upgraded to process sulphide ore more efficiently.
  Locally built: The manpower, material and equipment involved in this third expansion is predominantly locally sourced, benefitting regional communities and economies while reinforcing a local supply chain and avoiding delays and cost overruns.

Stephen Mullowney, TRX Gold Chief Executive Officer states, “We are very pleased with the on-time arrival of the new ball mill at Buckreef Gold. Other long-lead items have also been ordered and we will be focused on getting the 2,000 tpd operation online as soon as possible so that we can reap the benefits of increased gold production. The market can expect updated production guidance as this expansion approaches commercial operation.”

Figure 1: The new 1,000 tpd ball mill arriving at Buckreef Gold.

Qualified Person

Andrew M. Cheatle, P.Geo. is the Company’s Qualified Person as defined by NI 43-101 who has reviewed and assumes responsibility for the technical content of this press release.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 20201, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 million tonnes (“MT”) at 1.77 grams per tonne (“g/t”) gold containing 2,036,280 ounces of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current mineral resource base and advancing the larger project development which represents 90% of current mineral resources. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 20201 and filed under the Company’s profile on SEDAR+ and with the SEC on June 23, 2020 (the “Technical Report”) for more information.

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1 See Cautionary Note

Investors

Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the purchase, installation and operation of the additional ball mill within the projected timeframe, the operation of the proposed ball mill at projected capacity, the anticipated average annual throughput of oxide ore, estimation of mineral resources and gold production, and ability to develop value creating activities.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the Securities and Exchange Commission (“SEC”) and Canadian Securities Administrators. You can review and obtain copies of these filings from the SEC's website at www.sec.gov and the Company’s profile on www.sedarplus.ca.

Investors are advised that the terms mineral resource and mineral reserve estimates disclosed in this press release have been calculated pursuant to Canadian standards which may differ from SEC reporting standards.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

The TSX and NYSE America have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.

Cautionary Note

TRX Gold Corporation has taken all reasonable care in producing and publishing information contained in this press release. TRX Gold does not warrant or make any representations regarding the use, validity, accuracy, completeness or reliability of any claims, statements or information in this press release. The information is not a substitute for independent professional advice before making any investment decisions. Furthermore, you may not modify or reproduce in any form, electronic or otherwise any information in this press release. The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled The “National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa For TRX Gold Corporation with an effective date (the “Effective Date”) of May 15, 2020 (the “2020 Technical Report”).

The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca. The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during the prior reporting period. The Company has engaged two globally recognized and respected mining consulting groups to undertake a comprehensive review of the MRE, and economic analysis which was previously conducted under the 2003 CIM code. This in turn follows significant infill and exploration drilling, plus other required technical work undertaken over the prior 18 months. This work is currently being undertaken to be compliant with the November 2019 CIM Code for the Valuation of Mineral Properties, which are different with respect to the 2003 guidelines. There can be no assurance that there will not be a change in the MRE and Mineral Reserve as disclosed in the 2020 Technical Report after such work has been updated (in accordance with the 2019 CIM code).

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/1fcd7811-bfa9-4492-ac23-c4a4578c9357